Exhibit 1

Oi S.A. – In Judicial Reorganization

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.30029520-8

Publicly-Held Company

NOTICE TO THE MARKET

Oi S.A. – In Judicial Reorganization (“Oi” or the “Company”), in accordance with article 12 of CVM Instruction No. 358/02, informs the market that it has received a letter from PointState Capital LP, as transcribed below:

Dear Sirs,

PointState Capital LP, a company with its headquarters at 40 West 57th Street, 25th Floor, in the City of New York, State of New York, 10019, and registered with the Securities & Exchange Commission in the United States of America (“PointState”), informs that it has become the indirect holder of the total amount of 34,500,000 (thirty-four million, five hundred thousand) common shares issued by Oi S.A. (“Company”), equivalent to 5.16% of the Company’s outstanding shares, by means of the ownership of 6,900,000 American Depositary Receipts (“ADR”) underlined by those shares issued by the Company.

PointState informs that it does not currently intend to change the control of the Company, and it does not currently intend to exert any influence to the management of the Company.

PointState declares, at last, that, in addition to the acquired ADRs mentioned hereby, it does not own any other securities issued by the Company and it has not executed any agreement that governs the exercise of the voting rights nor the purchase and sale of securities issued by the Company.

Sincerely,

POINTSTATE CAPITAL LP

Rio de Janeiro, July 11, 2016

Flavio Nicolay Guimarães

Chief Financial Officer and Investor Relations Officer

Oi S.A. – In Judicial Reorganization